# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GOLD.COM, INC., CIK 0001591588
CUSIP: 00181T107
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 1550 Scenic Ave. Suite 150, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001108038
Persons authorized to receive notices and communications: Gregory N. Roberts, c/o Gold.com, Inc., 1550 Scenic Ave. Suite 150, Costa Mesa, California (CA), 92626, (844) 455-4653

## Reporting persons
- Gregory N. Roberts (CIK 0001108038): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 676,119; shared voting power 1,857,304; sole dispositive power 676,119; shared dispositive power 1,857,304; aggregate amount beneficially owned 2,533,423 (8.8% of the class)
- William A. Richardson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 1,174,416; shared voting power 1,857,304; sole dispositive power 1,174,416; shared dispositive power 1,857,304; aggregate amount beneficially owned 3,031,720 (10.7% of the class)
- Silver Bow Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,857,304; shared voting power 0; sole dispositive power 1,857,304; shared dispositive power 0; aggregate amount beneficially owned 1,857,304 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: GOLD.COM, INC.
Address of issuer's principal executive offices: 1550 Scenic Ave. Suite 150, Costa Mesa, California (CA), 92626
Comment:
This Amendment No. 4 to Schedule 13D is dated as of, and filed with the Securities and Exchange Commission on, February 11, 2026.

This Amendment No. 4 to Schedule 13D (the "Amendment") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Gold.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1550 Scenic Ave., Suite 150, Costa Mesa, CA 92626. This Amendment amends the Schedule 13D first filed with the Securities and Exchange Commission on March 21, 2014 (the "Schedule 13D"), which was then amended by a filing of Amendment No. 1 to Schedule 13D on March 25, 2014 ("Amendment No. 1"), further amended by a filing of Amendment No. 2 to Schedule 13D on May 27, 2021 ("Amendment No. 2") and further amended by a filing of Amendment No. 3 to Schedule 13D on March 4, 2025 ("Amendment No. 3"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D and Amendments No. 1, No. 2 and No. 3.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by Gregory N. Roberts, William A. Richardson and Silver Bow Ventures, LLC (collectively the "Reporting Persons").
Residence or business address: The address of Gregory N. Roberts, William A. Richardson and Silver Bow Ventures, LLC is c/o Gold.com, Inc., 1550 Scenic Ave., Suite 150, Costa Mesa, CA 92626.
Present principal occupation or employment: The principal occupation of Gregory N. Roberts is Chief Executive Officer of the Issuer. The principal occupation of William A. Richardson is Chief Executive Officer of W.A. Richardson Builders, LLC. The principal business of Silver Bow Ventures, LLC is the investment in securities. Gregory N. Roberts and William A. Richardson are the two Managing Members of Silver Bow Ventures, LLC and each is a trustee of a trust that owns fifty percent of the outstanding membership interests in Silver Bow Ventures, LLC.
Criminal convictions in the last five years: (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Gregory N. Roberts and William A. Richardson is a citizen of the United States. Silver Bow Ventures, LLC is a limited liability company formed under the laws of the State of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Amendment reports recent changes in the percentage of beneficial ownership in the Issuer's Common Stock involving the personal assets of Mr. Roberts and Mr. Richardson and the working capital of Silver Bow Ventures, LLC. Information in Item 3 in the Schedule 13D and Amendment Nos. 1, 2 and 3, and Item 4 below, is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities of the Issuer acquired by each of the Reporting Persons, as described in this Amendment, were acquired and are held for investment purposes.

This Amendment No. 4 is being filed to report a change in the percentage of the outstanding class of Common Stock owned by the Reporting Persons resulting from the issuance by the Issuer of 2,840,449 shares of Common Stock, as reported in the Issuer's Current Report on Form 8-K filed February 9, 2026. The Issuer has informed the Reporting Persons that such issuance occurred on February 9, 2026 and increased the number of outstanding shares of the class of Common Stock to 28,137,441.

On February 28, 2025, Spectrum Group International, Inc. ("SGI") merged with a subsidiary of the Issuer, in which transaction the holders of common stock of SGI received, as partial consideration, shares of Issuer Common Stock. In connection with the merger, the Reporting Persons have rights to acquire additional shares if and to the extent that the Issuer is not indemnified for breaches by SGI of its representations and covenants under the merger agreement in specified periods following the merger. The number of shares that remain as rights to acquire under these terms are as follows:

Gregory N. Roberts 10,112 shares
William A. Richardson 20,311 shares
Silver Bow Ventures, LLC 10,112 shares

These rights to acquire Issuer shares are not currently exercisable and will not become exercisable within 60 days of the filing date of this Amendment.

The Reporting Persons, as investors in the Issuer, have no plans or proposals for the Issuer regarding matters listed in subsections (a) through (j) of Item 4 of Rule 13d-101. Mr. Roberts, in his capacity as Chief Executive Officer and a Director of the Issuer, participates in the management of the Issuer, which from time to time may have corporate transactions under consideration.

Information in Item 4 in the Schedule 13D and Amendments Nos. 1, 2 and 3 is incorporated by reference into this Item.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b). Mr. Richardson has beneficial ownership of 3,031,720 shares of Common Stock (10.7% of the outstanding class), Silver Bow Ventures, LLC has beneficial ownership of 1,857,304 shares of Common Stock (6.6% of the outstanding class) and Mr. Roberts has beneficial ownership of 2,533,423 shares of Common Stock (8.8% of the outstanding class). Mr. Richardson's and Mr. Roberts' beneficial ownership in each case includes the 1,857,304 shares of Common Stock owned directly by Silver Bow Ventures, LLC, as to which Mr. Richardson and Mr. Roberts share voting and dispositive power. In addition to his beneficial ownership of shares owned by Silver Bow Ventures, LLC, Mr. Richardson has sole voting and sole dispositive power over 1,174,416 shares of Common Stock. In addition to his beneficial ownership of shares owned by Silver Bow Ventures, LLC, Mr. Roberts has sole voting power and dispositive power over 60,542 shares of Common Stock, and has rights to acquire beneficial ownership, as sole voting and sole dispositive power, of 615,577 shares of Common Stock that are currently exercisable or will become exercisable within 60 days of the filing date of this Amendment. These rights to acquire are stock options granted by the Issuer for compensatory purposes.

Percentages of the outstanding class of Common Stock set forth in this Item 5 are based on the 28,137,441 shares of Common Stock that the Issuer has informed the Reporting Persons were outstanding at February 9, 2026.

Information in Item 4 of this Amendment No. 3 to Schedule 13D is incorporated by reference into this Item.
Transactions in the class effected during the past sixty days: On December 5, 8, 9 and 10, Mr. Roberts exercised a total of 55,000 compensatory options originally issued by the Issuer on February 9, 2016. The exercise price was $9.25 per share, paid to the Issuer. On those dates, Mr. Roberts sold all 55,000 of the acquired shares in open-market transactions for prices ranging from $29.93 to $31.30 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Richardson and Mr. Roberts are the Managing Members of Silver Bow Ventures, LLC, with shared power to vote or dispose of securities held by Silver Bow Ventures, LLC.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Joint Filing Agreement (incorporated by reference to the Schedule 13D)

## Signatures
- Gregory N. Roberts: /s/ Gregory N. Roberts, Gregory N. Roberts (02/11/2026)
- William A. Richardson: /s/ William A. Richardson, William A. Richardson (02/11/2026)
- Silver Bow Ventures, LLC: /s/ Gregory N. Roberts, Gregory N. Roberts, Managing Member (02/11/2026)